United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz included once more in Bovespa’s Corporate Sustainability Index

(São Paulo, November 30, 2006) - Aracruz Celulose (NYSE: ARA), the world’s largest producer of eucalyptus pulp and one of Brazil’s leading exporters, has once again been selected for the Bovespa Corporate Sustainability Index (ISE), which comes into effect tomorrow. The new portfolio, with validity extending up to November 30, 2007, comprises only 43 stocks issued by 34 companies from 14 different economic sectors, all of them recognized for their commitment to social responsibility and corporate sustainability.

An integrated assessment was made of the environmental, social and economic-financial aspects, following the international concept of the Triple Bottom Line.

In September, Aracruz was once again chosen to comprise the select list of companies in the Dow Jones Sustainability Index (DJSI World) 2007, which highlights the best corporate sustainability practices from around the world. This time round, Aracruz was the only company in its sector chosen for this global index.

For more information, please contact our Investor Relations Department: Tel: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer